[On Atlantis Plastics, Inc. Company Letterhead]
January 17, 2006
VIA U.S. MAIL AND FACSIMILE to (202) 772-9368
Jenn Do
Division of Corporation Finance
United States
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	Atlantis Plastics, Inc. Form 10-K for the fiscal year ended December 31, 2004 filed March 31, 2005 Form 10-Q for the quarter ended September 30, 2005 Form 8-K filed October 27, 2005 File No. 1-9487
Dear Ms. Do:
     Reference is made to the Staff’s comments set forth in the letter dated December 28, 2005 to Paul G. Saari (the “Comment Letter”). In this letter, references to “we,” “our” and “us” refer to Atlantis Plastics, Inc. (the “Company”). Below please find our response.
Form 10-K for the year ended December 31, 2004
Management’s Discussion and Analysis, page 16
1.	Atlantis Plastics, Inc. experienced a significant increase in raw material costs during 2004 due to six separate price changes from our vendors in the resin market totaling a net $0.20 increase per pound in resin during the calendar year 2004.

The Staff stated it appears that our days’ sales outstanding ratio is deteriorating from 2002 through September 30, 2005. The Company’s days’ sales outstanding were approximately 41 days as of December 31, 2002, 34 days as of December 31, 2003, 45 days as of December 31, 2004 and 40 days as of September 30, 2005. The Company monitors its inventory position very closely, particularly when the resin market is volatile. We manage our inventory levels in combination with customer pricing practices to protect and maintain margins. Managing our business in this manner is particularly important in an environment of resin volatility. There are times when the Company feels it prudent to purchase and maintain higher quantities of inventory, for example when there is an anticipated increase in market resin cost per pound. As well, there are times when the Company deems it appropriate to purchase and maintain lower quantities of inventory, such as when there is an expected decline in market resin cost per pound. In future filings, we will disclose the reasons for changes in this ratio and its implications on our future cash flows from operating activities.

2.	We note the Staff’s comments in our discussion and tabular presentation of our contractual obligations on page 21. In future filings, the Company will:
•	Include a “Total” column.

•	Include interest commitments under our interest-bearing debt in this table or provide textual discussion of this obligation in the footnotes to the table.

•	To the extent that we are in the position of paying cash rather than receiving cash under our interest rate swaps, we will disclose estimates of the amounts we expect to be obligated to pay.

•	In future filings, our presentation of long-term debt obligation will be as of the latest fiscal year end balance sheet date. Any subsequent changes to our contractual obligations will be disclosed separately.
Financial Statements
Note 10. Earnings Per Share, page 40
3.	Class A and Class B shares are entitled to dividends at the same rate. On April 8, 2005, Atlantis Plastics, Inc. paid a special one-time cash dividend of $12.50 per share to both Class A and Class B stockholders.
Note 11. Business Segments, page 41
4.	Our Plastic Films segment has three divisions: Stretch Film, Custom Film and Institutional Products. Stretch Film represented 61%, 61% and 64% of Plastic Films net sales for 2002, 2003 and 2004, respectively. Custom Film represented 29%, 31% and 29% of Plastic Films net sales for 2002, 2003 and 2004, respectively. Institutional Products represented 10%, 8% and 7% of Plastic Films net sales for 2002, 2003 and 2004, respectively. Stretch Film represented 50%, 56% and 57% of Plastic Films gross profit for 2002, 2003 and 2004, respectively. Custom Film represented 35%, 34% and 36% of Plastic Films gross profit for 2002, 2003 and 2004, respectively. Institutional Products represented 15%, 10% and 7% of gross profit for 2002, 2003 and 2004, respectively.

Form 10-Q for the period ended September 30, 2005
Consolidated Statements of Income, page 1
5.	We presented stock option expense separately in our consolidated statements of income as this was a one-time special item and felt it warranted disclosing separately as it could be helpful to readers of our consolidated financial statements. All stock option expense was related to employees whose cash compensation we allocate to selling, general and administrative expenses. In accordance with SAB 107, in future filings we will combine stock option expense with selling, general and administrative expense on the consolidated statements of income as well as consolidated statements of cash flow and simply disclose the amount in our Management Discussion and Analysis.
Note 3. Earnings per Share Data, page 5
6.	During the first quarter of 2005, 350,000 options were cancelled and 472,200 options were exercised. In April 2005, the remaining 228,800 options were cancelled. As of April 30, 2005, Atlantis Plastics, Inc. had no options outstanding. Future filings will disclose the correct number of options cancelled of 578,800.
Note 6. Stock-based Compensation, page 7
7. and 8.     On January 1, 2005, the Company early adopted SFAS 123R using the modified prospective method. At that date, based on the unrecognized fair value of all unvested options as calculated in accordance with FAS 123 for pro-forma disclosure purposes, the Company had deferred compensation cost of $461,000 related to these unvested stock options. During the first quarter of 2005, the Company declared a one-time special cash dividend of $12.50 per share to stockholders. All vested stock option holders exercised their vested options prior to the declaration of the dividend. To holders of unvested options, the Company paid $4.4 million for the surrender and cancellation of such unvested options. We recorded this payment as a charge to stockholders’ equity, as the payment for the options was well below the fair market value of the options, which we estimated to be approximately $7.0 million.
Item 4. Controls and Procedures, page 21
9.	In future filings, we will simply conclude that our disclosure controls and procedures are effective or ineffective, whatever the case may be.

Form 8-K filed October 27, 2005
10.	We recognize that EBITDA is a non-GAAP financial measure that has material limitations as it does not include interest, taxes, depreciation and amortization. Our debt covenants include EBITDA in one or more covenant calculations and thus we feel it is important to disclose this non-GAAP financial measure as our debt holders are significant stake holders in the Company. In addition, in our experience, EBITDA is an important metric used by investors to determine the fair value of our enterprise.

In future filings of Form 8-K, we will disclose the following:
•	Why we believe EBITDA provides useful information to investors.

•	How we use EBITDA and why we believe EBITDA is a useful measure of operating performance.

•	The material limitations associated with the use of our non-GAAP financial measure, consistent with how we use such measure. In addition, we will describe the material limitations associated with any performance measure that does not include interest, taxes, depreciation and amortization.

•	The manner in which we compensate for these limitations when using the non-GAAP financial measure.
     We appreciate the Staff’s comments and understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filing. We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings. In addition, we also acknowledge that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. Moreover, we acknowledge that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to get in touch with me at (770) 988-1679 should you have any questions or require additional information.
Sincerely,

/s/ Paul G. Saari
Paul G. Saari
Senior Vice President of Finance and
Chief Financial Officer